MORGAN STANLEY & CO LLC 1585 Broadway New York, New York 10036	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	JEFFERIES LLC 520 Madison Avenue New York, New York 10022

June 2, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Jenn Do
Ms. Lisa Vanjoske
Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re:	Legend Biotech Corporation
Registration Statement on Form F-1
File No. 333-238232

Acceleration Request

Requested Date:         Thursday, June 4, 2020

Requested Time:         4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Legend Biotech Corporation (the “Registrant”) that the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-238232) (the “Registration Statement”) be accelerated so as to permit it to become effective on June 4, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 1,555 copies of the Preliminary Prospectus dated May 29, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

[Signature Page to Acceleration Request]